UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

Commission file number 001-14469

A. Full title of the plan:	SIMON PROPERTY GROUP
AND ADOPTING ENTITIES
MATCHING SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SIMON PROPERTY GROUP, INC.
P.O. BOX 7033
INDIANAPOLIS, IN 46207-7033

REQUIRED INFORMATION

Item 4.            The Plan’s financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).  To the extent required by ERISA, the plan financial statements have been examined by independent accountants, except that the “limited scope exemption” contained in Section 103(a) (3) (C) was not available.  Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Simon Property Group and Adopting Entities

Matching Savings Plan

December 31, 2010 and 2009, and for the

Year Ended December 31, 2010

Simon Property Group and Adopting Entities Matching Savings Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2010 and 2009, and
for the Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of

Simon Property Group and Adopting Entities Matching Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Simon Property Group and Adopting Entities Matching Savings Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Indianapolis, Indiana

June 29, 2011

Simon Property Group and Adopting Entities Matching Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2010	2009
Assets
Investments:
Money market funds	$1,279,462	$859,325
Common/collective trust	27,372,033	26,574,748
Mutual funds	178,025,154	149,299,290
Common stock	14,411,166	11,467,451
Total investments	221,087,815	188,200,814

Receivables:
Participant loans receivable	3,284,849	2,951,859
Investment income	46,617	44,827
Total assets	224,419,281	191,197,500

Net assets available for benefits at fair value	224,419,281	191,197,500

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(222,561)	494,162
Net assets available for benefits	$224,196,720	$191,691,662

See accompanying notes.

Simon Property Group and Adopting Entities Matching Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Additions
Contributions:
Participant	$11,534,270
Rollover	896,835
Employer	7,674,731
Net appreciation in fair value of investments	21,821,750
Interest and dividends	3,744,005
Total additions	45,671,591

Deductions
Benefits paid	12,952,625
Administrative expenses	213,908
Total deductions	13,166,533

Net increase	32,505,058

Net assets available for benefits:
Beginning of year	191,691,662
End of year	$224,196,720

See accompanying notes.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements

December 31, 2010

1. Description of the Plan

The following brief description of the Simon Property Group and Adopting Entities Matching Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

General

The Plan is a defined-contribution plan sponsored by Simon Property Group, L.P. and affiliated companies (the Employer or the Company). Simon Property Group, Inc. is the parent and managing general partner of Simon Property Group, L.P. The Plan is administered by an Administrative Committee appointed by the Employer. The trustee and record-keeper of the Plan is Fidelity Management Trust Company (Fidelity or the Trustee).

Plan Termination

Although the Employer has not expressed any intent to terminate the Plan, it may do so at any time by action of the Plan’s sponsor, subject to the provisions of ERISA. Upon termination of the Plan, participants become fully vested in their entire account balance.

Plan Eligibility

For the purpose of making a before-tax contribution or a rollover contribution, an employee becomes eligible to participate in the Plan on the first day of the month coincident with or following the completion of 60 days of active employment and attainment of age 21. For the purpose of receiving the employer match and any discretionary employer contribution, an employee becomes a member of the Plan on the first day of the month coincident with or following completion of one year of eligible service (at least 1,000 hours of employment) and upon reaching age 21.

Employee Contributions

Participants are allowed to contribute from 1% to 50% of their before-tax compensation. Contributions are subject to maximum limitations as defined in the Internal Revenue Code (the Code).

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Employer Contributions

The Employer currently matches 100% of the participants’ first 3% elected salary deductions and 50% of the participants’ next 2% elected salary deductions. In addition, the Employer made a discretionary profit-sharing contribution of 1.0% of participant compensation in 2010 and 1.5% in 2009. This contribution applied to all eligible employees, as defined. As of December 31, 2010 and 2009, cumulative participant forfeitures totaled $67,550 and $26,453, respectively, and are used to reduce future employer contributions and administrative expenses. Forfeitures used to reduce employer contributions and administrative expenses during 2010 were $145,023 and $4,109, respectively.

Participant Accounts

Each participant’s account is credited for participant contributions and allocations of the Employer’s contributions and the Plan’s earnings. Investment earnings are allocated proportionately among all participants’ accounts in an amount that bears the same ratio of their account balance to the total fund balance.

Participant Loans

All employees that invest in the Plan can borrow from their accounts. Amounts borrowed by the participant are transferred from one or more of the investment funds. The participant pays interest on the loan based on market interest rates at the date of the loan. This interest is credited to the participant’s account balance. Both the maximum amounts available and repayment terms for such borrowings are restricted under provisions of the Plan.

Vesting

Participants’ contributions and related investment income become vested at the time they are credited to the participants’ accounts. The Plan was amended effective January 1, 2007, to create two different vesting schedules: one for pre-2007 profit-sharing contributions (and related investment income) and one for post-2006 profit-sharing contributions (and related investment income).

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Pre-2007 profit-sharing contributions vest according to the following schedule:

Years of Vesting Service	Percentage Vested and Nonforfeitable

Less than 3	0%
3	30
4	40
5	60
6	80
7 or more	100

Post-2006 profit-sharing contributions vest according to the following schedule:

Years of Vesting Service	Percentage Vested and Nonforfeitable

Less than 2	0%
2	20
3	40
4	60
5	80
6 or more	100

Employees vest immediately in post-1999 employer-matching contributions contributed on and after January 1, 2000.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

Payment of Benefits

Upon termination of service or retirement, participants may elect to receive payments over a period provided in the Plan Document or in a lump-sum amount equal to the vested portion of their accounts as of the most recent valuation date before the distribution. Forfeitures of nonvested amounts for terminated employees are used to reduce the Employer’s contributions and administrative expenses in future years.

1. Description of the Plan (continued)

Administrative Expenses

All administrative expenses, with the exception of legal expenses, are paid by the Plan.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).  See Note 9 for further discussion of fair value measurements.

The Plan invests in the Managed Income Portfolio, a common trust fund of the Fidelity Group Trust for Employee Benefit Plans, which invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value (see Note 9); however, since these contracts are fully benefit responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06). ASU 2010-06 amended Accounting Standards Codification 820 (ASC 820), Fair Value Measurements and Disclosures, to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and to present information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010, and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

3. Investments

The fair market values of individual assets that represent 5% or more of the Plan’s assets held for investment purposes at December 31, 2010 and 2009, are as follows:

	2010	2009

Fidelity Managed Income Portfolio Fund	$27,372,033	$26,574,748
Blackrock Equity DIV I	24,399,981	—
Fidelity Spartan U.S. Equity Index Portfolio Fund**	21,435,254	19,072,840
Fidelity Low Priced Stock Fund**	20,850,836	17,543,415
Templeton Institutional Foreign Equity**	15,996,125	14,570,694
MSI Balance Advanced Fund	15,639,109	14,979,712
Fidelity Magellan Fund	15,211,172	13,503,120
Simon Property Group, Inc. Corporate Common Stock	14,411,166	11,467,451
Vanguard Intermediate Term Bond Index Signal Shares**	12,025,742	9,987,459
Fidelity Growth and Income Fund**	—	11,778,093

**Denotes a portion of the fund is nonparticipant-directed.

During 2010, the Plan’s investments (including investments purchased and sold, as well as held, during the year) increased in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments
Mutual funds	$18,581,445
Collective trust	350,609
Common stock	2,889,696
$21,821,750

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

4. Nonparticipant-Directed Investments

Discretionary profit-sharing contributions are not participant directed. Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments are as follows:

	December 31
	2010	2009
Net assets:
Mutual funds	$37,607,549	$34,425,894
Money market funds	761,358	461,798
	$38,368,907	$34,887,692

Year Ended December 31
2010
Changes in net assets:
Contributions	$2,132,336
Net increase in fair value	4,037,844
Benefits paid to participants	(2,601,123)
Administrative expenses	(87,842)
$3,481,215

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 19, 2011, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

5. Income Tax Status (continued)

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Related-Party Transactions

During 2010 and 2009, the Plan received $378,760 and $383,410, respectively, in dividends related to its investment in the Employer’s common stock.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2010	2009
Net assets available for benefits per the financial statements	$224,196,720	$191,691,662
Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	222,561	(494,162)
Benefit claims payable	(47,634)	(22,340)
Net assets available for benefits per the Form 5500	$224,371,647	$191,175,160

The following is a reconciliation of net appreciation in fair value of investments from the financial statements to the Form 5500:

Year Ended December 31
2010

Net appreciation in fair value of investments per the financial statements	$21,821,750
Adjustment from fair value to contract value at December 31, 2010	222,561
Adjustment from fair value to contract value at December 31, 2009	494,162
Net increase per the Form 5500	$22,538,473

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of benefits paid from the financial statements to the Form 5500:

Year Ended December 31
2010

Benefits paid to participants per the financial statements	$12,952,625
Add benefit claims payable at December 31, 2010	47,634
Less benefit claims payable at December 31, 2009	(22,340)
Benefits paid to participants per the Form 5500	$12,977,919

9. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 — Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.

Level 2 — Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 — Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

9. Fair Value Measurements (continued)

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2010 and 2009.

Money Market Funds:  Valued at cost, which approximates the fair value of the net asset value (NAV) of shares held by the Plan at year-end.

Mutual Funds:  Valued at the NAV of shares held by the Plan at year-end.

Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The Simon Property Group Stock Fund: A unitized fund that invests in Simon Property Group common stock. A small portion of the fund may also be invested in short-term reserves to accommodate daily transactions.  Simon Property Group common stock is valued at the closing price on the New York Stock Exchange on the last business day of the year.

Common/Collective Trust Funds: Common/collective trust funds are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities and then divided by the number of shares outstanding (see Note 2).

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

9. Fair Value Measurements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009:

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Interest-bearing cash	$1,279,462	$—	$—	$1,279,462
Mutual funds:
Domestic equities	123,301,171	—	—	123,301,171
International equities	15,996,144	—	—	15,996,144
Fixed income	38,727,839	—	—	38,727,839
Simon Property Group Stock Fund	14,411,166	—	—	14,411,166
Common/collective trust	—	27,372,033	—	27,372,033
Total assets at fair value	$193,715,782	$27,372,033	$—	$221,087,815

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Interest-bearing cash	$859,325	$—	$—	$859,325
Mutual funds:
Domestic equities	104,927,593	—	—	104,927,593
International equities	14,570,711	—	—	14,570,711
Fixed income	29,800,986	—	—	29,800,986
Simon Property Group Stock Fund	11,467,451	—	—	11,467,451
Common/collective trust	—	26,574,748	—	26,574,748
Total assets at fair value	$161,626,066	$26,574,748	$—	$188,200,814

10. Subsequent Event

Effective January 31, 2011, Simon Property Group, L.P. acquired the remaining interest in the Kravco Simon Company.  Active participants in the Kravco Simon Company Employee Savings and Protection Plan were eligible to begin contributing to the Plan during the transition period, which went through May 1, 2011.

Supplemental Schedule

Simon Property Group and Adopting Entities Matching Savings Plan

Schedule H, Line 4i — Schedule of Assets

(Held at End of Year)

EIN: 35-1903854	Plan Number: 002

December 31, 2010

Identity of Issue, Borrower,	Description of		Current
Lessor, or Similar Party	Investment	Cost	Value

Interest-bearing cash
Fidelity Institutional Cash Portfolio Money Market Fund*	1,279,462 units	$1,279,462	$1,279,462

Common stock
Simon Property Group, Inc. Corporate Common Stock*	144,850 shares	**	14,411,166

Common/collective trusts
Fidelity Managed Income Portfolio Fund*	27,149,472 shares	**	27,372,033

Mutual funds
Fidelity Magellan Fund*	212,239 shares	**	15,211,172
Fidelity Spartan U.S. Equity Index Portfolio Fund*	481,908 shares	18,781,831	21,435,254
Fidelity Low Priced Stock Fund*	543,273 shares	17,551,001	20,850,836
Pioneer Independence	315,488 shares	3,036,052	3,542,927
Franklin Small Mid Cap Growth A	144,034 shares	**	5,373,898
MSI Balance Advanced Fund	1,193,825 shares	**	15,639,109
PIMCO Total Return Fund	673,992 shares	7,094,033	7,312,814
Templeton Institutional Foreign Equity	797,812 shares	15,402,152	15,996,125
Cohen & Steers Realty	48,638 shares	**	2,843,402
Allianz NFJ Small Cap Value	277,938 shares	7,593,551	8,302,018
DWS Strategic Value Class A	86,627 shares	**	2,831,821
Vanguard Intermediate Term Bond Index Signal Shares	1,072,769 shares	11,295,280	12,025,742
Vanguard Growth Index Signal Shares	92,979 shares	**	2,866,867
Fidelity Freedom Income*	55,366 shares	**	624,526
Fidelity Freedom 2000*	12,734 shares	**	152,046
Fidelity Freedom 2010*	40,738 shares	**	553,629
Fidelity Freedom 2020*	252,165 shares	**	3,477,356
Fidelity Freedom 2030*	183,080 shares	**	2,521,018
Fidelity Freedom 2040*	293,988 shares	**	2,354,845
Fidelity Freedom 2005*	40,870 shares	**	441,805
Fidelity Freedom 2015*	258,073 shares	**	2,926,553
Fidelity Freedom 2025*	242,875 shares	**	2,797,915
Fidelity Freedom 2035*	188,838 shares	**	2,165,969
Fidelity Freedom 2045*	79,382 shares	**	753,331
Fidelity Freedom 2050*	46,834 shares	**	439,300
Templeton Developing Markets Class A	1 share	**	19
Fidelity Contrafund*	57 shares	**	3,886
Fidelity Invst Gr Bd	131 shares	**	969
Fidelity Asset Mgr 50%	71 shares	**	1,092
Amcent Infl ADJBD IS	15,164 shares	**	178,929
Blackrock Equity DIV I	1,390,312 shares	21,687,148	24,399,981
			178,025,154

Participant loans	Interest rates range from 4% to 10.75%		3,284,849
			$224,372,664

* Indicates party in interest to the Plan.

** Denotes all of the fund is participant directed, cost information is no longer required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIMON PROPERTY GROUP
AND ADOPTING ENTITIES
MATCHING SAVINGS PLAN

Date: June 29, 2011	/s/ Steve Broadwater
Steve Broadwater
Senior Vice President and Chief Accounting Officer

Exhibit Index

Exhibit number	Description
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm